UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

SPIRIT AIRLINES, INC.

(Name of Subject Company)

SPIRIT AIRLINES, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Thomas C. Canfield, Esq.

Senior Vice President, General Counsel and Secretary

Spirit Airlines, Inc.

2800 Executive Way

Miramar, Florida 33025

Telephone: (954) 447-7920

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Gregory V. Gooding

William D. Regner

Matthew E. Kaplan

Eric T. Juergens

Debevoise & Plimpton, LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Spirit Airlines, Inc. (“Spirit”), with the Securities and Exchange Commission on May 19, 2022, relating to the unsolicited offer by Sundown Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of JetBlue Airways Corporation, a Delaware corporation, to purchase any and all of the issued and outstanding shares of Spirit’s common stock, par value $0.0001 per share (“Spirit Common Stock”), for $30.00 per share in cash, without interest and less any required withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase. This Amendment No. 5 is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation

(a)	Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs at the end of subsection “Background of the Offer”:

“         On June 6, 2022, JetBlue sent the Spirit Board an updated proposal (the “JetBlue June 6 Proposal”) to acquire all of the shares of Spirit Common Stock containing the following terms: (i) an aggregate reverse break-up fee of $350 million payable in the event the requisite antitrust approvals are not obtained; (ii) a prepayment of a portion of the reverse break-up fee in the amount of $1.50 per share in cash, payable to Spirit stockholders as a cash dividend, which would be funded by JetBlue and would be payable promptly following the later of the approval by the Spirit stockholders of a negotiated transaction with JetBlue and the termination of the restrictions on the payment of dividends by Spirit imposed by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which dividend would reduce the reverse break-up fee payable by JetBlue to Spirit upon termination of the transaction in the event the requisite antitrust approvals are not obtained; and (iii) in a negotiated transaction, total aggregate consideration of $31.50 per share in cash to the Spirit stockholders, comprised of the prepaid dividend of $1.50 per share and $30.00 per share in cash payable upon consummation of JetBlue’s acquisition of Spirit. JetBlue issued a press release and filed an amendment to the Schedule TO regarding the JetBlue June 6 Proposal. The amendment to the Schedule TO provided that if a consensual transaction were reached with the Spirit Board and satisfactory diligence information was provided to support the price increase, JetBlue would be willing to enter into a consensual transaction with Spirit on the terms described above.

Later on June 6, 2022, Mr. Christie spoke with Mr. Franke by telephone regarding the JetBlue June 6 Proposal and potential changes to the Frontier Merger Agreement that might be made in response to the JetBlue June 6 Proposal, including in particular an increase to the reverse termination fee.

Later on June 6, 2022, representatives of Citi spoke by telephone with representatives of Barclays and Morgan Stanley. Representatives of Citi informed representatives of Barclays and Morgan Stanley that Frontier would not revise the Frontier Merger Agreement in response to the JetBlue June 6 Proposal.

Later on June 6, 2022, representatives of Barclays and Morgan Stanley spoke by telephone with representatives of Goldman Sachs regarding the JetBlue June 6 Proposal in order to clarify the terms of that proposal.

Later on June 6, 2022, the Spirit Board, joined by members of Spirit management and representatives of Barclays, Morgan Stanley, Debevoise and Paul Weiss, met to consider next steps in light of the JetBlue June 6 Proposal and Frontier’s declination to further revise the Frontier Merger Agreement in response. After discussion, the Spirit Board unanimously determined to postpone the Spirit Special Meeting from June 10, 2022. At the end of that meeting the Spirit Board met in executive session, joined by a representative of Debevoise, to further discuss the JetBlue June 6 Proposal and next steps.

Shortly thereafter, Debevoise sent to Latham a draft of a letter requesting Frontier’s consent under the Frontier Merger Agreement to postpone the Spirit Special Meeting to June 30, 2022.

On June 7, 2022, an ad-hoc transaction committee of the Spirit Board, joined by members of Spirit management and representatives of Barclays, Morgan Stanley, Debevoise and Paul Weiss met to further discuss the JetBlue June 6 Proposal and the postponement of the Spirit Special Meeting.

Later on June 7, 2022, Spirit sent to Frontier a letter requesting Frontier’s consent under the Frontier Merger Agreement to postpone the Spirit Special Meeting to June 30, 2022.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(O)	Press Release of Spirit dated June 8, 2022, filed as Exhibit 99.1 to Spirit’s Form 8-K dated June 8, 2022, is hereby incorporated by reference.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2022

Spirit Airlines, Inc.

By:	/s/ Thomas C. Canfield
	Name:	Thomas C. Canfield
	Title:	Senior Vice President,
General Counsel and Secretary